Secu... and Exchange Commission File ...

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

07021897

5th March 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of an announcement in respect of Jardine Lloyd Thompson Group plc, an associate of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

[Press/JMHJLT2k70305/dl/p.5]

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

5th March 2007
For immediate release

Jardine Lloyd Thompson Group plc
Preliminary Results for the Year Ended 31st December 2006
(Unaudited)

The following announcement was issued today by the Company's 30%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

GolinHarris
Kennes Young (852) 2501 7987

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

JARDINE LLOYD THOMPSON
Group plc

5th March 2007

JARDINE LLOYD THOMPSON GROUP plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31st DECEMBER 2006 (UNAUDITED)

Jardine Lloyd Thompson Group plc ("JLT" or "the Group") today announces preliminary results for the year ended 31st December 2006.

Financial Summary

	2006 £m	2005 £m	Change
Continuing operations			
• Fees and commissions	459.5	454.1	+1.2%
• Profit before tax	90.8	71.2	+27.4%
• Underlying profit before tax *	76.5	73.6	+3.8%
Continuing and discontinued operations			
• Profit before tax	76.5	73.8	+3.7%
• Underlying profit before tax *	78.5	76.8	+2.2%
Earnings per share (EPS)			
• Diluted EPS	21.6p	23.8p	-9.2%
• Underlying diluted EPS * (continuing operations)	23.8p	22.7p	+4.8%
Total dividend for the year	20.5p	20.5p	-

** "Underlying" is before exceptional items and impairment charges (see note 2)*

Financial Highlights

- Achieved modest overall improvement
- Retail UK and Overseas operations - improved trading margin to 21%
- London Market operations - good performance offset by weaker dollar exchange rate
- Employee Benefits - continued strong performance with margin improvement to 17%

Operational Highlights

- Strategic decision taken to divest US based operations
- Pension scheme deficit reduced by 35%
- Reorganisation of London Market operations
- Senior management team strengthened

Dominic Burke, Chief Executive, commented:

"We will continue to build on our strengths and invest for the future. Whilst it is still early in the year, we anticipate that we will show further progress in our financial performance in 2007 compared with 2006. Much has been achieved in a relatively short period of time and the foundations have been put in place to give grounds for optimism for 2008 and beyond."

Enquiries:

Paul Dransfield, Head of Group Corporate Communications	Jardine Lloyd Thompson Group	020 7528 4933
James Murgatroyd/Amanda Lee	Finsbury Group	020 7251 3801

A presentation to investors and analysts will take place at 9.00am today at 6 Crutched Friars, London EC3N 2PH. A webcast of the presentation can be viewed on the Group's website www.jltgroup.com later today.

FULL RELEASE FOLLOWS:

PRELIMINARY STATEMENT

Despite continuing challenging trading conditions and a weaker achieved US dollar exchange rate, Jardine Lloyd Thompson achieved a modest overall improvement in its performance for the year, in line with expectations.

Turnover for continuing operations was £459.5 million, 1% ahead of the prior year (4% ahead at constant rates of exchange). This excludes the Group's discontinued operations in the US which were sold during the year and are shown separately.

Profit before tax in continuing operations was £90.8 million (2005: £71.2 million). This includes net exceptional gains of £18.7 million and impairment charges of £4.4 million.

Underlying trading profit for continuing operations, excluding exceptional items and impairments was £58.9 million, 7% behind 2005 or 12% ahead at constant rates of exchange. The underlying trading margin was 13%, compared to 14% in 2005. The overall negative impact on revenue and trading profits from the weaker achieved US dollar exchange rate for our London market operations amounted to £11.6 million. The decline in Group underlying trading profit was offset by higher investment income and resulted in increased underlying profit before tax of £76.5 million, 4% ahead of last year, or up 20% at a constant rate of exchange.

In the discontinued US operations, there was an underlying trading profit before tax of £2.0 million compared to £3.2 million last year, together with an exceptional loss on disposal before tax of £16.3 million.

Profit after tax and minorities was down £4 million to £46 million mainly due to net exceptional items including the loss on disposal of the discontinued US operations. Underlying profit after tax and minorities in continuing operations increased 5% to £51 million, matched by a 5% increase in the underlying earnings per share on a diluted basis to 23.8 pence per share. Earnings per share on a diluted basis was 21.6 pence per share, compared to 23.8 pence in 2005.

Operational Review

Risk & Insurance

Turnover for continuing operations grew by 2% to £379.2 million or 6% at constant rates of exchange. Trading profit was £61.4 million compared £64.7 million in 2005, which gave a trading margin of 16%, or 19% at constant rates of exchange, compared to 17% for 2005. Profit before tax was £79.4 million, against £77.3 million for 2005.

The challenging insurance market conditions noted at the half year continued to prevail with very competitive premium rates and the only exception to softening rates continued to be those areas relating directly to catastrophe exposures. Competition between brokers for market share and quality staff remained fierce, putting further pressure on brokers' margins.

JLT's Risk & Insurance operations can be viewed in two groups, our predominantly retail operations in the UK and overseas and our specialist Risk & Insurance businesses which are largely London market based.

Retail - UK & Overseas

The retail operations in the UK and overseas performed well with turnover of £176 million, being 4% over 2005 producing a trading margin of 21% up from 20% in the prior year.

Australasia

Despite the loss of a substantial claims management account, revenues were maintained in local currency. Turnover in sterling declined 2% to £59.8 million and the excellent trading margin of 26% was maintained.

UK & Ireland

The UK and Ireland insurance broking business increased turnover by 5% to £49.1 million and the trading margin of 19% was maintained. This was a creditable performance against the continuing soft market conditions and strong competition.

Asia

Asia's turnover increased by 7% to £31.3 million with a trading margin of 20%, marginally ahead of 2005.

Strong growth was achieved in the Indonesia, Singapore and Malaysia operations. JLT Lixin, our new 51% owned subsidiary in China, has continued to build on the good new business wins achieved since it started to trade in June 2006.

Canada

In Canada, turnover increased by 14% to £18.1 million while the trading margin recovered to 14% from 7% in 2005. This reflects the positive steps taken at the beginning of 2006 to reposition the business. Our Canadian operations are well placed to build on JLT's strengths, particularly in the oil, gas and base metal industries.

Latin America

Turnover for our operations in the region was £18.0 million, an increase of 6% and producing a trading margin of 19% compared to 18% in the prior year. There were particularly strong performances in reinsurance in Mexico and Colombia and from both insurance and reinsurance in Peru. In addition, there continues to be a meaningful flow of business from the region into our London operations.

Continental Europe/Associates

The contribution to Group profits from the Group's French associate SIACI was unchanged at £2.5 million.

In February 2007, we announced the merger of SIACI with Assurances et Conseils Saint-Honoré (ACSH) to create a major new force in insurance broking and employee benefits in France. As part of the transaction, JLT will also acquire SIACI's former subsidiaries in Poland, Italy and Spain.

Following the merger, JLT will hold a 20% interest in the combined business ("Newstone") and will continue to account for it as an associate. On completion JLT will receive a net cash contribution of £14.2 million. This will produce an exceptional gain of approximately £30 million in the first half of 2007. Excluding the exceptional gain, the transaction is not expected to have any appreciable impact on JLT's earnings per share in 2007.

London Market specialist businesses

Our London Market businesses recorded turnover of £203 million, 1% ahead of prior year but 7% ahead at constant rates of exchange. The trading margin declined from 15% to 12% while at constant rates of exchange the margin would have been 16%, 1% ahead of the prior year.

Risk Solutions

In Risk Solutions, turnover was 1% behind 2005 at £110.2 million, or 3% ahead at constant rates of exchange. The Construction, Power & Energy and Marine businesses all achieved revenue growth in 2006. As anticipated at the half year, the trading margin deteriorated further in the second half to provide an overall margin of 8% for the full year, or 12% at constant rates of exchange, from the achieved 10% in 2005.

With effect from 1st January 2007, under the reorganisation of our London market operations noted below, JLT Risk Solutions Limited was merged with Agnew Higgins Pickering & Company Limited to form Jardine Lloyd Thompson Limited. Previously, the Group had stated that the target margin for the Risk Solutions business was 15% to be achieved by the end of 2008. We are confident that the actions already taken to re-engineer the business will enable this margin to be achieved by Jardine Lloyd Thompson Limited by 2008 with substantial progress being made in 2007.

JLT Reinsurance

In its first full year of trading, JLT Re achieved turnover of £44.1 million, 2% below a notional turnover for 2005, or 5% ahead at constant rates of exchange. The trading margin was 9% or 15% at constant rates of exchange, compared to 19% in 2005.

The trading margin reduced significantly from the previous year as non-core business was exited and we have continued to invest for the future. JLT Re is now a global practice and it has assumed responsibility for offices in London, Hong Kong and Tokyo and opened offices in New York and Chicago.

JLT already has a strong market position in Marine and Aviation reinsurance and both areas performed well. Non-Marine reinsurance is the largest sector of the reinsurance market and JLT is strengthening its capabilities in order to increase its market share from a position of less than 1%.

During the year, the Group's Aerospace businesses in the UK and USA were integrated to form the global practice, JLT Aerospace.

Lloyd & Partners

Turnover increased 6% to £29.7 million, or 15% at constant rates of exchange, generating a trading margin of 22%, or 28% at constant rates of exchange, compared to 28% in 2005. Following the Hurricanes of 2005 market conditions were extremely challenging in all classes of business exposed to natural catastrophe in the USA. In this regard, our offshore energy team which focuses on Gulf of Mexico business and our US property team produced very creditable revenue growth year on year, matched also by the cargo team in its first full year as an expanded operation within Lloyd & Partners.

Agnew Higgins Pickering

Agnew Higgins Pickering increased turnover by 16% to £19.0 million, or 23% at constant rates of exchange, generating a trading margin of 19%, or 24% at constant rates of exchange, compared to 20% in 2005.

Good new business wins have been achieved with an encouraging pipeline into 2007 when this business will form a part of Jardine Lloyd Thompson Limited. The benign 2006 windstorm season has led to an easing of trading conditions in the energy sector in 2007 which should provide further opportunities for JLT to differentiate itself from our major competitors.

The specialist Marine & Energy reinsurance operations saw good growth in 2006 and transferred to JLT Re at 1st January 2007, as part of the London market restructure.

Employee Benefits

The Employee Benefits division once again produced a strong financial performance. Turnover increased by 8% to £75.9 million and trading profit was £13.1 million, up 15% over the prior year. The trading margin improved by a further 1% to 17%, a step closer to our long term goal of 20% for this business. Our core activities of pension actuarial consulting and pension scheme administration both performed well.

The business is adapting to the evolving market as companies reduce their use of defined benefit pension schemes and offer alternative pension arrangements to their staff. The Group is responding by investing to improve operational efficiency and developing its activities in product categories provided by companies as benefits to their employees. Our strategy is to be the provider of choice of the services that continue to be required by final salary pension schemes while developing further in the retirement savings and wider employee benefit markets of the future.

Actions taken in 2006

For JLT, 2006 was an important year when significant actions were taken to put the Group back onto to a firm footing for future growth over the longer term. These actions included:

Review of our operations

A review of the Group's operations commenced in the first quarter of 2006 and the conclusions of this review have provided a much clearer sense of JLT's strengths and the most appropriate direction for the Group's future development. The conclusions of this review are set out in more detail within the section entitled Group Strategy.

Sale of US retail insurance and employee benefits businesses

In October, we completed the sale of the retail insurance broking and employee benefits part of our US based operations and this represented an important step forward in implementing the results of the operational review.

As JLT is no longer competing with retail brokers in the United States, it has enabled the Group to re-establish its leading position with the major independent US brokers as a leading wholesaler into the London, Bermudian and Continental European insurance markets.

The net cash proceeds in respect of all the US disposals in the year which amounted to £48 million were used to strengthen the Group's financial resources.

Reorganisation of London Market operations

At the end of October, we announced important changes to the structure and management of our operations in the London Market and internationally and these took effect from 1st January 2007.

Our London specialty and wholesale businesses are now focused on two companies with distinct specialist strengths: Jardine Lloyd Thompson Limited, with its industry sector and product expertise (created through the merger of JLT Risk Solutions Limited and Agnew Higgins Pickering & Company Limited) and Lloyd & Partners Limited, our wholesale specialist. Sitting alongside JLT Reinsurance Brokers Limited, this new structure reinforces the Group's standing as a specialty broker committed to major accounts and accelerates the Group's development of its international wholesale activities.

Closure of UK Defined Benefit Scheme

The closure of our Defined Benefit Pension Scheme in the UK to all future accruals took effect from 1st December 2006 and, together with additional funding contributions, significantly protects against the further deterioration in liabilities arising from the scheme.

The decision to close the scheme was not taken lightly. It was however clear that the Group had no option other than to take action to mitigate what had become a very substantial liability. The scheme has now been replaced with a defined contribution scheme offering UK employees fully competitive benefits.

The one-off curtailment gain of £31.3 million is included in exceptional items. The balance sheet liability in respect of the Group's pension deficit has reduced from £153 million in 2005 to £100 million at the end of 2006, primarily due to the pension curtailment gain and a special contribution of £14 million made in 2006. Since the end of the year a further special contribution of £31 million has been made and a further £20 million will be paid into the scheme by January 2009.

Cost savings and investing in the business

The net annualised savings in 2007 arising from the restructuring of our London Market businesses is expected to be £8 million, comprising £11 million in staff savings offset by staff investments of £3 million. We will also be investing an additional £3 million in 2007 as part of an ongoing programme to improve our IT operating systems with the payback emerging in 2008 and beyond.

Given the actions taken to reduce costs, together with current hedging positions, we believe that the Group's cost ratio will have peaked in 2006 at 87%.

Material new investments are being made in our systems capabilities and in developing our operating model which over the longer term is expected to generate a quantum improvement in operational quality and efficiency.

While the Group has taken action to reduce costs in certain businesses this has not stopped new or further investment being made in areas of anticipated growth. During the year this has included JLT Re, Employee Benefits and in new territories such as China.

In both our Risk & Insurance and Employee Benefits divisions there has also been further investment in market leading professionals and a number of high profile new hires have been made.

Strengthened Senior Management team

During 2006 the Group's senior management team has been greatly strengthened. Today all of the Group's principal lines of business are represented on the Group Executive Committee.

Foreign Exchange

The Group's major transactional exposure arises in respect of US dollar turnover earned in the UK where it accounts for approximately 40% of turnover (2005: 41%). The Group's results are therefore highly sensitive to changes in the Sterling/US dollar exchange rate, each one cent movement representing, on an unhedged basis, approximately £0.8 million of profit before tax in 2006.

The Group adopts a prudent approach to the management of this exposure with a rolling hedging programme with the objective of selling forward a minimum of 50% of US dollar income projected for the following 12 months and 25% for the subsequent 12 months.

In 2006, the Group achieved a rate of US$1.82 compared to actual average rate for the year of US$1.84. This compared to the achieved rate of US$1.66 in 2005 and an actual average rate US$1.82.

At the end of February 2007, some 75% of anticipated dollar earnings for 2007 were covered at a rate of US$1.82 and for 2008 some 45% of dollar earnings are covered at a rate of US$1.90.

Dividends

Subject to shareholder approval, an unchanged final dividend of 12.0p per share for the year to 31st December 2006 will be paid on 27th April 2007 to shareholders on the register at 30th March 2007. This brings the total dividend for the year to 20.5p per share, unchanged over the prior year.

Group Strategy

The operational review initiated early last year arrived at significant definitive conclusions in the second half of the year. The review reaffirmed our commitment to the principal lines of business that constitute the Group today: Retail, Specialty, Wholesale, Reinsurance and Employee Benefits.

Our aim is to continue to develop JLT as a specialist insurance and reinsurance broker with international reach. Given the attractive growth prospects for Employee Benefits around the world and its role as a counter-weight to the cycles of insurance markets, we shall continue to build out our Employee Benefits business in the UK in the context of our international development programme.

Our strategy is to focus development investment on areas where JLT has a strongly established business positioned among the market leaders, or with the potential to be. We intend to gain maximum benefit from our diversified and balanced business mix; to focus investment on lower risk initiatives and to seek out bolt-on acquisition opportunities.

Outlook

The insurance market conditions continue to be challenging and we do not anticipate any change to the highly competitive trading environment for brokers in the foreseeable future.

The US dollar weakened significantly during the second half of 2006 but we have taken decisive action largely to mitigate the potential impact in 2007.

Set against the background of these external factors, across the Group as a whole we expect to see modest growth in revenue in 2007. Operating costs will continue to be closely monitored to ensure that they are aligned with revenues. A proportion of cost savings achieved are being reinvested both in systems enhancements and in identified areas with growth potential.

Whilst it is still early in the year, it is anticipated that JLT will show further progress in its financial performance in 2007 compared with 2006.

Much has been achieved in a relatively short period of time and the foundations have been put in place to give grounds for optimism for 2008 and beyond.

Results follow *Continued on P.8*

Jardine Lloyd Thompson Group plc
Consolidated Income Statement
For the year ended 31st December 2006

	Notes	2006	2005
Continuing operations:		**£'000**	£'000
Fees and commissions	4	**459,537**	454,072
Investment income		**19,436**	15,086
Salaries and associated expenses		**(266,300)**	(276,106)
Premises		**(30,292)**	(28,534)
Other operating costs		**(77,060)**	(75,411)
Depreciation, amortisation and impairment charges	5	**(13,311)**	(13,856)
Operating Profit	4,5	**92,010**	75,251
Analysed as:			
Operating profit before exceptional items & impairment		**77,721**	77,655
Curtailment gain on closure of defined benefit pension schemes	5	**31,300**	2,069
Group reorganisation and rationalisation costs	5	**(13,277)**	(3,541)
Other non-recurring items	5	**625**	1,819
Impairment charges	5	**(4,359)**	(2,751)
Operating Profit		**92,010**	75,251
Finance costs		**(3,790)**	(6,515)
Share of results of associates after tax and minority interests		**2,543**	2,505
Profit before taxation	4	**90,763**	71,241
Income tax expense	6	**(29,333)**	(24,046)
Profit for the period from continuing operations	4	**61,430**	47,195
Discontinued operations:			
Profit for the period from discontinued operations	3	**1,535**	3,958
Loss on sale of US operations	3,5	**(15,621)**	-
Profit for the year	4	**47,344**	51,153
Attributable to:			
Shareholders of the Company		**46,166**	50,573
Minority interests		**1,178**	580
		47,344	51,153
Earnings per share	8		
Basic		**21.6p**	23.9p
Basic - continuing operations		**28.2p**	22.0p
Diluted		**21.6p**	23.8p
Diluted - continuing operations		**28.2p**	21.9p

Jardine Lloyd Thompson Group plc
Consolidated Group Balance Sheets
As at 31st December 2006

	Notes	2006 £'000	2005 £'000
NET OPERATING ASSETS			
Non-current assets			
Goodwill		**144,281**	202,309
Intangible assets		**11,338**	18,052
Property, plant and equipment		**22,753**	28,460
Investment in associates		**9,009**	7,393
Available-for-sale financial assets	9	**6,643**	18,321
Derivative financial instruments	10	**1,956**	49
Employee benefit trusts		**2,371**	2,647
Deferred tax assets		**46,359**	73,995
		244,710	351,226
Current assets			
Trade and other receivables	11	**137,835**	153,576
Derivative financial instruments	10	**7,187**	19
Available-for-sale financial assets	9	**9,069**	57,253
Cash and cash equivalents	12	**350,339**	300,398
		504,430	511,246
Current liabilities			
Borrowings		**(423)**	(513)
Trade and other payables	13	**(410,678)**	(417,639)
Derivative financial instruments		**-**	(517)
Current tax liabilities	15	**(302)**	(8,310)
Provisions for liabilities and charges		**(35,501)**	(44,963)
		(446,904)	(471,942)
Net current assets		**57,526**	39,304
Non-current liabilities			
Borrowings		**(20,802)**	(54,989)
Derivative financial instruments	10	**(995)**	(2,187)
Deferred tax liabilities		**(7,300)**	(14,257)
Retirement benefit obligations	14	**(99,815)**	(153,191)
Provisions for liabilities and charges	15	**(7,692)**	(13,664)
		(136,604)	(238,288)
		165,632	152,242
TOTAL EQUITY			
Capital and reserves attributable to the Company's equity holders			
Ordinary shares	16	**10,634**	10,615
Share premium	16	**74,568**	73,370
Fair value and hedging reserves	16	**6,998**	433
Exchange reserves	16	**(4,070)**	6,229
Retained earnings	16	**73,140**	57,978
Shareholders' equity		**161,270**	148,625
Minority interests		**4,362**	3,617
		165,632	152,242

Jardine Lloyd Thompson Group plc
Consolidated Statement of Recognised Income and Expense
For the year ended 31st December 2006

	2006 £'000	2005 £'000
Actuarial gains/(losses) recognised in post retirement benefit schemes	3,705	(33,414)
Taxation thereon	(1,093)	10,125
	2,612	(23,289)
Fair value gains/(losses) net of tax		
- available-for-sale	(1,072)	2,202
- cashflow hedges	7,637	(13,899)
Currency translation differences	(10,299)	12,846
Net losses recognised directly in shareholder's equity	(1,122)	(22,140)
Net profit	47,344	51,153
Effect of restructuring of shareholding in associate	(553)	-
Total recognised income and expense for the year	45,669	29,013
Attributable to:		
Shareholders of the Company	44,491	28,433
Minority interests	1,178	580
	45,669	29,013

Jardine Lloyd Thompson Group plc
Consolidated Cash Flow Statement
For the year ended 31st December 2006

	Notes	2006 £'000	2005 £'000
Cash flows from operating activities	17		
Net cash inflow from operations		**60,118**	78,639
Interest paid		**(3,322)**	(3,569)
Fair value losses on financial instruments		**(176)**	-
Interest received		**19,417**	16,652
Taxation paid		**(20,174)**	(21,379)
Decrease in insurance creditors		**(23,174)**	(1,111)
		32,689	69,232
Dividend received from associates		**140**	71
Net cash from operating activities		**32,829**	69,303
Cash flows from investing activities			
Purchase of property, plant and equipment		**(8,097)**	(9,132)
Purchase of intangible fixed assets		**(4,549)**	(10,563)
Purchase of available for sale "other" investments		**(453)**	(341)
Disposal of property, plant and equipment		**3,700**	871
Disposal of intangible fixed assets		**1,108**	1,704
Disposal of available for sale "other" investments		**152**	166
Acquisition of businesses (net of cash acquired)	18	**(1,314)**	(3,227)
Disposal of business (net of cash disposed of)	19	**50,514**	-
Issue of shares to minority interests in subsidiary		**737**	-
Net cash from/(used in) investing activities		**41,798**	(20,522)
Cash flows from financing activities			
Equity dividend paid		**(43,483)**	(43,746)
Net cash flows from/(into) investments and deposits		**56,638**	(18,872)
Purchase of investments by Employee Benefit Trust		**(510)**	(843)
Issue of ordinary shares		**1,217**	2,147
Net (decrease)/increase in borrowings		**(32,572)**	28,550
Dividend paid to minority shareholding		**(596)**	(237)
Net cash used in financing activities		**(19,306)**	(33,001)
Effects of exchange rate changes on cash and cash equivalents		**(5,380)**	2,815
Net increase in cash and cash equivalents		**49,941**	18,595
Cash and cash equivalents at beginning of year		**300,398**	281,803
Cash and cash equivalents at end of the year		**350,339**	300,398

1. Basis of Preparation

Basis of preparation

The Group consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments and derivative financial instruments and using accounting policies and presentation which comply with International Financial Reporting Standards (IFRS) as required by IAS 1.

2. Alternative Income Statement

The format of the consolidated income statement on page 8 conforms to the requirements of IFRS. The alternative income statement set out below, which is provided by way of additional information, has been prepared on a basis that conforms more closely to the approach adopted by the Group in assessing its performance.

	Year to 31st December 2006				
Continuing operations	**Underlying profit £'000**	**Reclassification £'000**	**Impairment charges £'000**	**Exceptional items £'000**	**Total £'000**
Fees and commissions	**459,537**	-	-	-	**459,537**
Salaries and associated expenses	**(286,853)**	-	-	20,553	**(266,300)**
Premises	**(28,706)**	-	-	(1,586)	**(30,292)**
Other operating costs	**(76,737)**	(4)	-	(319)	**(77,060)**
Depreciation, amortisation and impairment charges	**(8,385)**	(567)	(4,359)	-	**(13,311)**
Trading profit	**58,856**	(571)	(4,359)	18,648	**72,574**
Investment income	**19,436**	-	-	-	**19,436**
Finance costs	**(3,790)**	-	-	-	**(3,790)**
Share of results of associates after tax and minority interests	**2,543**	-	-	-	**2,543**
P&L on disposal of fixed asset investments	**(4)**	4	-	-	**-**
Amortisation of other intangibles	**(567)**	567	-	-	**-**
Profit before taxation	**76,474**	**-**	**(4,359)**	**18,648**	**90,763**
Discontinued operations					
Profit for the year from discontinued operations	**2,036**	-	-	-	**2,036**
Loss on sale of US operations	**-**	-	-	(16,252)	**(16,252)**
Total	**78,510**	**-**	**(4,359)**	**2,396**	**76,547**

2. Alternative Income Statement (cont'd)

Continuing operations	Underlying profit £'000	Reclassification £'000	Impairment charges £'000	Exceptional items £'000	Total £'000
	Year to 31st December 2005				
Fees and commissions	454,072	-	-	-	454,072
Salaries and associated expenses	(275,165)	-	-	(941)	(276,106)
Premises	(27,270)	-	-	(1,264)	(28,534)
Other operating costs	(78,097)	134	-	2,552	(75,411)
Depreciation, amortisation and impairment charges	(10,193)	(912)	(2,751)	-	(13,856)
Trading profit	63,347	(778)	(2,751)	347	60,165
Investment income	15,086	-	-	-	15,086
Finance costs	(6,515)	-	-	-	(6,515)
Share of results of associates after tax and minority interests	2,505	-	-	-	2,505
P&L on disposal of fixed asset investments	134	(134)	-	-	-
Amortisation of other intangibles	(912)	912	-	-	-
Profit before taxation	73,645	-	(2,751)	347	71,241
Discontinued operations					
Profit for the year from discontinued operations	3,164	-	-	(599)	2,565
Total	76,809	-	(2,751)	(252)	73,806

Discontinued operations in the consolidated income statement on page 8 are required to be stated after Income Tax whereas for the purposes of the Alternative Income Statement they have been stated before Income Tax.

The table below provides a reconciliation between both sets of figures.

Discontinued operations	**Before tax £'000**	**Tax £'000**	After tax £'000
	Year to 31st December 2006		
Profit for the year from discontinued operations	2,036	(501)	1,535
Loss on sale of US operations	(16,252)	631	(15,621)
Total	**(14,216)**	**130**	**(14,086)**

Discontinued operations	Before tax £'000	Tax £'000	After tax £'000
	Year to 31st December 2005		
Profit for the year from discontinued operations	2,565	1,393	3,958
Total	2,565	1,393	3,958

2. Alternative Income Statement (cont'd)

Segment information - primary reporting format reconciliation

Year to 31st December 2006	**Risk and Insurances £'000**	**Employee Benefits £'000**	**Head office & Other £'000**	**Unallocated £'000**	**Total £'000**
Underlying trading profit	**61,368**	**13,132**	**(15,644)**	-	**58,856**
P&L on disposal of fixed asset investments	5	-	(9)	-	**(4)**
Amortisation of other intangibles	(567)	-	-	-	**(567)**
Exceptional items	(10,089)	(704)	29,441	-	**18,648**
Segment result	**50,717**	**12,428**	**13,788**	-	**76,933**
Impairment charges	(3,109)	-	(1,250)	-	(4,359)
Investment income	-	-	-	19,436	19,436
Operating profit	**47,608**	**12,428**	**12,538**	**19,436**	**92,010**
Discontinued operations					
Profit for the year from discontinued operations	2,103	-	-	-	2,103
Loss on sale of US operations	-	-	-	(16,252)	(16,252)
Total	**49,711**	**12,428**	**12,538**	**3,184**	**77,861**

Continuing operations Year to 31st December 2005	Risk and Insurances £'000	Employee Benefits £'000	Head office & Other £'000	Unallocated £'000	Total £'000
Underlying trading profit	64,637	11,467	(12,757)	-	63,347
P&L on disposal of fixed asset investments	16	-	118	-	134
Amortisation of other intangibles	(658)	(254)	-	-	(912)
Exceptional items	(1,387)	153	1,581	-	347
Segment result	62,608	11,366	(11,058)	-	62,916
Impairment charges	-	(761)	(1,990)	-	(2,751)
Investment income	-	-	-	15,086	15,086
Operating profit	62,608	10,605	(13,048)	15,086	75,251
Discontinued operations	2,611	-	-	-	2,611
Total	65,219	10,605	(13,048)	15,086	77,862

3. Discontinued operations

On 8th September 2006 the Group announced that it had reached agreement with Alliant Insurance Services, Inc. for the sale of its US based Property and Casualty Insurance and Employee Benefits businesses.

Further details of the transaction, which was completed on 17th October 2006 are given in note 19 on page 33.

The loss on sale before tax is £16.3 million and includes the write off of goodwill and all related transaction costs. It has been reported as an exceptional items in discontinued operations.

For the year ended 31st December 2006	Notes	2006 £'000	2005 £'000
Fees and commissions	4	**25,245**	30,298
Investment income		**323**	269
Salaries and associated expenses		**(28,299)**	(21,341)
Premises		**(1,193)**	(1,473)
Other operating costs		**(9,849)**	(4,693)
Depreciation, amortisation and impairment charges		**(376)**	(449)
Operating profit	4,5	**(14,149)**	2,611
Analysed as:			
Operating profit before exceptional items & impairment charges		**2,103**	3,210
Loss on sale of US operations		**(16,252)**	-
Group reorganisation and rationalisation costs		**-**	(599)
Operating profit		**(14,149)**	2,611
Finance costs		**(67)**	(46)
Profit before taxation		**(14,216)**	2,565
Income tax expense		**130**	1,393
Profit for the year from discontinued operations	4	**(14,086)**	3,958

4. Segment Information

Primary reporting format - business segments

Business segments: the Group is organised on a worldwide basis into three main segments: Risk & Insurance, Employee Benefits and Head Office & Other operations. The segments are the basis on which the Company reports its primary segment information. The Risk & Insurance segment comprises JLT's worldwide insurance, reinsurance broking and risk services activities. The Employee Benefits segment consists of pension administration, outsourcing and employee benefits consultancy. The Head Office & Other segment consists mainly of holding companies, central administration functions, the Group's captive insurance companies, the Group's investment in Courcelles Participations, the holding company of SIACI and the residual US Group marketing activities.

Segment results
In accordance with IAS 14, segment results include the net income or expense derived from the trading activities of the segment. Investment income and finance costs are excluded since the trading activities of the Group's primary segments are not of a financial nature. The standard also specifically excludes the income tax expense from segmental allocation with the consequence that the minority interest charge is also excluded.

Segment assets include:
- non current assets excluding investments in associates and deferred tax assets,
- Trade debtors and other debtors.

It excludes any interest bearing assets (e.g. cash and cash equivalent and available-for-sale financial assets).

Segment liabilities include:
- IBA and other creditors,
- provisions for liabilities and charges.

It excludes any interest bearing liabilities (e.g. borrowings) as well as current & deferred tax liabilities.

Items excluded from segmental allocation are referred to below as "unallocated".

4. Segment Information cont'd

Investments in associates: the Group owns 32% of the French company Courcelles Participations (the holding company of SIACI) which has operations principally in France and Italy. Although the investment and the company share of Courcelles' net profit are excluded from the segmental analysis of assets and revenue, they are shown separately in conjunction with data from the Head Office & Other segment. Group companies also own a number of small associates in Australia and Asia which are included in the Risk & Insurance segment.

Capital expenditure comprises additions to Property, plant and equipment and Intangible assets, including additions resulting from acquisitions through business combinations.

Year to 31st December 2006	Risk & Insurance £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Continuing Operations £'000	Discontinued Operations £'000	Total £'000
Fees and commissions	379,198	75,933	4,406	-	459,537	25,245	484,782
Segment result	50,717	12,428	13,788	-	76,933	(14,472)	62,461
Impairment charge	(3,109)	-	(1,250)	-	(4,359)	-	(4,359)
Investment income	-	-	-	19,436	19,436	323	19,759
Operating profit	47,608	12,428	12,538	19,436	92,010	(14,149)	77,861
Finance costs	-	-	-	(3,790)	(3,790)	(67)	(3,857)
Share of results of associates after tax & MI	67	-	2,476	-	2,543	-	2,543
Profit before taxation	**47,675**	**12,428**	**15,014**	**15,646**	**90,763**	**(14,216)**	**76,547**
Income tax expense	-	-	-	(29,333)	(29,333)	130	(29,203)
Minority interests	-	-	-	(1,178)	(1,178)	-	(1,178)
Net profit	**47,675**	**12,428**	**15,014**	**(14,865)**	**60,252**	**(14,086)**	**46,166**
Segment assets	254,825	40,904	30,811	-	326,540	-	326,540
Associates	2,412	-	6,597	-	9,009	-	9,009
Unallocated assets	-	-	-	413,591	413,591	-	413,591
Total assets	**257,237**	**40,904**	**37,408**	**413,591**	**749,140**	**-**	**749,140**
Segment liabilities	(387,221)	(16,438)	(150,161)	-	(553,820)	-	(553,820)
Unallocated liabilities	-	-	-	(29,688)	(29,688)	-	(29,688)
Total liabilities	**(387,221)**	**(16,438)**	**(150,161)**	**(29,688)**	**(583,508)**	**-**	**(583,508)**
Other segment items							
Capital expenditure	7,560	719	4,164	-	12,443	203	12,646
Depreciation, amortisation and impairment	(8,780)	(21)	(4,510)	-	(13,311)	(376)	(13,687)

4. Segment Information cont'd

Year to 31st December 2005	Risk & Insurance £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Continuing Operations £'000	Discontinued Operations £'000	Total £'000
Fees and commissions	370,886	70,572	12,614	-	454,072	30,298	484,370
Segment result	62,608	11,366	(11,058)	-	62,916	2,342	65,258
Impairment charge	-	(761)	(1,990)	-	(2,751)	-	(2,751)
Investment income	-	-	-	15,086	15,086	269	15,355
Operating profit	62,608	10,605	(13,048)	15,086	75,251	2,611	77,862
Finance costs	-	-	-	(6,515)	(6,515)	(46)	(6,561)
Share of results of associates after tax & MI	52	-	-	2,453	2,505	-	2,505
Profit before taxation	62,660	10,605	(13,048)	11,024	71,241	2,565	73,806
Income tax expense	-	-	-	(24,046)	(24,046)	1,393	(22,653)
Minority interests	-	-	-	(580)	(580)	-	(580)
Net profit	62,660	10,605	(13,048)	(13,602)	46,615	3,958	50,573
Segment assets	222,147	54,101	61,566	-	337,814	66,444	404,258
Associates	2,545	-	4,848	-	7,393	-	7,393
Unallocated assets	-	-	-	434,605	434,605	16,216	450,821
Total assets	224,692	54,101	66,414	434,605	779,812	82,660	862,472
Segment liabilities	(389,386)	(16,261)	(205,393)	-	(611,040)	(19,278)	(630,318)
Unallocated liabilities	-	-	-	(23,333)	(23,333)	(56,579)	(79,912)
Total liabilities	(389,386)	(16,261)	(205,393)	(23,333)	(634,373)	(75,857)	(710.230)
Other segment items							
Capital expenditure	14,432	1,307	2,021	-	17,760	1,824	19,584
Depreciation, amortisation and impairment	(5,526)	(1,830)	(6,500)	-	(13,856)	(449)	(14,305)

Secondary reporting format - geographical segments

Geographical segments: although the Group's three business segments are managed on a worldwide basis, they operate in five principal geographical areas of the world.

The United Kingdom is the home country of the parent company Jardine Lloyd Thompson Group plc.

The Risk & Insurance segment operates in the United Kingdom, its home country, and also in Guernsey. In the Americas, the Risk & Insurance segment operates in the following countries: Bermuda, Brazil, Canada, Colombia, Mexico, Peru and the United States. In Europe, it operates in the Republic of Ireland, France, Sweden, Norway and Russia. The Australasian segment includes operations in Australia and New Zealand and the Asian segment includes operations in Singapore, Hong Kong, Taiwan, Indonesia, Japan, Thailand, Korea, Philippines and Malaysia.

The Employee Benefits segment operates mainly in the United Kingdom.

The Head Office & Other activities are mainly based in the United Kingdom with minor operations in the United States, Europe and Asia. The Group's captive insurance companies, whilst located in Bermuda, are included in the United Kingdom segment.

Fees and commissions are allocated based on (1) the country in which the office is located and (2) the country in which the customer is located.

Depreciation, amortisation & impairment, capital expenditure, segment assets and liabilities are allocated based on the country in which they are located or occur.

4. Segment Information cont'd

Year to 31st December 2006 **Continuing operations**	Fees and commissions (1) £'000	Fees and commissions (2) £'000	Depreciation amortisation & impairment £'000	Capital expenditure £'000	Segment assets £'000	Segment Liabilities £'000
UK	299,943	177,214	8,916	8,707	242,775	(429,705)
Americas	56,179	124,042	2,016	939	42,460	(57,691)
Australasia	59,778	65,599	1,715	1,775	25,279	(34,436)
Asia	32,272	42,036	515	679	12,107	(21,341)
Europe	11,365	44,816	149	342	3,920	(10,648)
Rest of World	-	5,830	-	-	-	-
	459,537	**459,537**	**13,311**	**12,442**	**326,541**	**(553,821)**
Discontinued operations						
Americas	25,245	25,245	376	204	-	-
	484,782	484,782	13,687	12,646	326,541	(553,821)
Associates					9,009	-
Unallocated assets/liabilities					413,590	(29,687)
Total assets/liabilities					**749,140**	**(583,508)**

Year to 31st December 2005 Continuing operations	Fees and commissions (1) £'000	Fees and commissions (2) £'000	Depreciation amortisation & impairment £'000	Capital expenditure £'000	Segment assets £'000	Segment Liabilities £'000
UK	290,858	183,019	5,967	10,934	234,477	(495,426)
Americas	61,020	119,418	5,495	2,642	58,065	(38,888)
Australasia	60,998	68,812	1,696	2,143	28,814	(37,302)
Asia	30,437	38,550	554	496	11,995	(21,217)
Europe	10,759	38,990	144	1,544	5,891	(18,206)
Rest of World	-	5,283	-	-	-	-
	454,072	454,072	13,856	17,759	339,242	(611,039)
Discontinued operations						
Americas	30,298	30,298	449	1,825	65,016	(19,279)
	484,370	484,370	14,305	19,584	404,258	(630,318)
Associates					7,393	-
Unallocated assets/liabilities					450,821	(79,912)
Total assets/liabilities					862,472	(710,230)

5. Operating Profit

The following items have been charged/(credited) in arriving at operating profit and are disclosed for continuing and discontinued operations:	**2006 £'000**	2005 £'000
Foreign exchange (gains)/losses:		
Fees and commissions	(1,322)	(11,145)
Other operating costs	617	(124)
	(705)	(11,269)
Impairment charges		
- goodwill	-	38
- property, plant and equipment	-	421
- software costs	-	2,046
- employment contract payments	2,598	-
- other investments	512	-
- trade and other receivables	1,249	246
Amortisation of intangible assets:		
- software costs	1,254	1,732
- other intangible assets	567	912
Depreciation on property, plant and equipment		
- owned assets	7,236	8,594
- leased assets under finance leases	271	316
Total depreciation, amortisation and impairment charges	13,687	14,305
Amortisation of intangible assets:		
- Employment contract payments (included in salaries and associated expenses)	4,730	3,864
Profit on disposal of property, plant and equipment:	(206)	(61)
Operating lease rentals payable:		
Minimum lease payments		
Land & Buildings	17,443	17,091
Furniture, equipment & motor vehicles	113	332
Computer equipment & software	26	4
Other	-	15
Sub-lease payments		
Land & Buildings	(2,991)	(3,023)
Available for sale financial assets		
- Fair value losses	87	1
- Loss on sale	4	(134)
	91	(133)
Exceptional items:		
Reorganisation and redundancy costs of which:		
- included in salaries and associated expenses	10,747	3,453
- included in premises costs	-	249
- included in other operating costs	2,530	438
	13,277	4,140
Curtailment gain re UK defined benefit pension scheme (included in salaries and associated expenses)	(31,300)	-
Sale of US Property and Casualty Insurance and Employee Benefits businesses of which:		
- included in salaries and associated companies	10,376	-
- included in other operating costs	5,876	-
	16,252	-
Sale of Chicago operations - JLT Services Inc (included in other operating costs)	(3,347)	-
Vacant property provisions (included in premises costs)	1,586	789
Sale of Cayman Island business - additional costs (included in other operating costs)	249	(501)
Branch disposal JLT Re Solutions - additional costs (included in other operating costs)	142	-
Professional fees in respect of potential acquisition (included in other operating costs)	745	-
Curtailment gain re US defined benefit pension scheme (included in salaries and associated expenses)	-	(2,069)
Sale of CSEA business - JLT Services Inc (included in other operating costs)	-	(2,541)
Acquisition integration costs of which:		
- included in salaries and associated expenses	-	156
- included in premises costs	-	226
- included in other operating costs	-	52
		434
Total exceptional items	(2,396)	252
Exceptional items are disclosed in the income statement as follows:		
- continuing operations	(18,648)	(347)
- discontinued operations	16,252	599
Total exceptional items	(2,396)	252

6. Income tax expense

	2006 **£'000**	2005 £'000
Current tax expense		
Current year	13,330	23,366
(Over)/under provided in prior years	(32)	105
	13,298	23,471
Deferred tax expense		
Origination and reversal of temporary differences	16,142	(737)
Reduction in tax rate	3	(9)
Benefit of tax losses recognised	47	640
Prior year losses now recognised	(287)	(712)
	15,905	(818)
Total income tax expense in income statement	29,203	22,653

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2006 **£'000**	2005 £'000
Profit before tax	76,547	73,806
Tax calculated at UK Corporation Tax rate of 30%	22,965	22,142
Non-deductible expenses *	5,741	1,294
Book depreciation in excess of tax depreciation	-	1
Increase in provisions not deductible in the period/ decrease in provisions not deducted in prior periods	-	2
Accrued income not taxable in the period/ income accrued in prior periods not taxable	-	(1)
Pensions	-	151
Share based payments	988	(1,074)
Other adjustments to taxable profit	-	4
Adjustments to tax charge in respect of prior periods	(149)	413
Effect of UK and non-UK tax rate differences	401	457
Tax on associates	(743)	(736)
Total income tax expense	29,203	22,653

* Non-deductible expenses for 2006 relate principally to losses realised on disposals in the United States during the year that are not allowable for tax purposes, and to non-deductible entertaining expenses. The non-deductible expenses for 2005 related principally to entertaining expenses.

7. Dividends

	2006 £'000	2005 £'000
Final dividend in respect of 2005 of 12.0p per share (2004: 12.0p)	**25,553**	25,395
Less: adjustment*	**(1,144)**	-
	24,409	25,395
Interim dividend in respect of 2006 of 8.5p per share (2005: 8.5p)	**18,139**	18,351
	42,548	43,746

* Adjustment relating to dividend equivalents accrued in respect of various performance related share awards and long-term incentive plans not currently anticipated to fully vest.

A final dividend in respect of 2006 of 12.0p per share (2005: 12.0p) amounting to a total of £25,808,000 (2005: £25,395,000) is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting.

8. Earnings per Share

Basic earnings per share are calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding unallocated shares held by the Trustees of the Employees' Share Ownership Plan Trust in respect of the Jardine Lloyd Thompson Group Restricted Share Scheme.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares in issue to take account of the potential dilutive effect of outstanding share options.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below.

	2006 No. of shares	2005 No. of shares
Weighted average number of ordinary shares in issue	**213,715,863**	211,713,303
Effect of outstanding share options	**238,119**	581,606
Adjusted weighted average number of shares	**213,953,982**	212,294,909

Earnings reconciliation	2006 £'000	2006 Basic pence per share	2006 Diluted pence per share	2005 £'000	2005 Basic pence per share	2005 Diluted pence per share
Underlying profit	**50,832**	**23.8**	**23.8**	48,261	22.8	22.7
Impairment charges	(4,359)			(2,751)		
Taxation thereon	1,155			856		
	(3,204)	(1.5)	(1.5)	(1,895)	(0.9)	(0.9)
Exceptional items	18,648			347		
Taxation thereon	(6,024)			(98)		
	12,624	5.9	5.9	249	0.1	0.1
Profit attributable to shareholders - continuing operations	60,252	28.2	28.2	46,615	22.0	21.9
Profit attributable to shareholders - discontinued operations	(14,086)	(6.6)	(6.6)	3,958	1.9	1.9
Profit attributable to shareholders	**46,166**	**21.6**	**21.6**	50,573	23.9	23.8

9. Available-for-sale financial assets

Available for sale financial assets are categorised according to their nature into one of two categories:

1) Investments and deposits, which consist mainly of Bonds, Commercial Paper and Fixed Deposits - these investments are held at fair value and are classified between current and non-current assets according to maturity date.

2) Other investments, which include securities and other investments held for strategic purposes - these investments are held at fair value unless a fair value cannot be accurately determined in which case they are held at cost less any provision for impairment.

	Other investments £'000	Investments & deposits £'000	Total £'000
At 1st January 2006	4,582	70,992	75,574
Exchange differences	(60)	(1,388)	(1,448)
Additions	453	7,235	7,688
Companies disposed of	(27)	-	(27)
Disposals/maturities	(156)	(63,873)	(64,029)
Revaluation surplus/(deficit) (included within equity)	(1,799)	265	(1,534)
Impairment charge	(512)	-	(512)
At 31st December 2006	**2,481**	**13,231**	**15,712**
Analysis of available-for-sale financial assets			
Current	-	9,069	9,069
Non- current	2,481	4,162	6,643
At 31st December 2006	**2,481**	**13,231**	**15,712**
At 31st December 2004	879	51,192	52,071
Adoption of IAS 32 and IAS 39	-	74	74
At 1st January 2005	879	51,266	52,145
Exchange differences	115	1,003	1,118
Additions	341	65,703	66,044
Companies acquired	(45)	-	(45)
Disposals/maturities	(32)	(46,831)	(46,863)
Revaluation surplus/(deficit) (included within equity)	3,324	(149)	3,175
At 31st December 2005	4,582	70,992	75,574
Analysis of available-for-sale financial assets			
Current	-	57,253	57,253
Non- current	4,582	13,739	18,321
At 31st December 2005	4,582	70,992	75,574

10. Derivative financial instruments

	31st December 2006		31st December 2005	
	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000
Interest-rate swaps - cash flow hedges	-	(995)	-	(104)
Forward foreign exchange contracts - cash flow hedges	9,143	-	68	(2,600)
Total	9,143	(995)	68	(2,704)
Less non-current portion:				
Forward foreign exchange contracts - cash flow hedges	1,956	(995)	49	(2,187)
	1,956	(995)	49	(2,187)
Current portion	7,187	-	19	(517)

The Group's treasury policies are approved by the Board and are implemented by a centralised treasury department. The treasury department operates within a framework of policies and procedures that established specific guidelines to manage current risk, liquidity risk and interest rate risk and the use of counter-parties and financial instruments to manage these. The treasury department is subject to regular internal and external audit.

The Group uses various derivative instruments including forward foreign exchange contracts, interest rate swaps and forward rate agreements to manage the risks arising from variations in currency and interest earnings that arise from movements in exchange and interest rates. Derivative instruments purchased are primarily denominated in the currencies of the Group's main markets.

Where forward foreign exchange contracts have been entered into to manage currency risk, they are designated as hedges of currency risk on specific future cash flows, which qualify as highly probable transactions for which hedge accounting has been used. The Group anticipates that hedge accounting criteria will continue to be met on its foreign currency and interest rate hedging activities and that no material ineffectiveness will arise which will give rise to timing issues on gains or losses being recognised through the profit and loss account.

The fair value after tax of financial derivatives based upon market values as at 31st December 2006 and designated as effective cash flow hedges was £8.1m and has been deferred in equity. Gains and losses arising on derivative instruments outstanding as at 31st December 2006 will be released to the income statement at various dates up to twenty four months from the balance sheet date. No material amounts were transferred to the income statement during the period in respect of the fair value of financial derivatives.

a) **Forward Foreign Exchange Contracts**

The Group's major currency transaction exposure arises in USD and the Group continues to adopt a prudent approach in actively managing this exposure. As at 31st December 2006 the Group had outstanding forward foreign exchange contracts, principally in USD, amounting to a principal value of £209,812,202 (2005: £114,043,162).

b) **Interest Rate Swaps and Forward Rate Agreements**

The Group uses interest rate hedges, principally interest rate swaps, to mitigate the impact upon interest earnings and expense of changes in interest rates. The notional principal amounts of outstanding interest rate swaps and FRAs as at 31st December 2006 was US$100,000,000 and GBP 50,000,000 (2005: US$50,000,000). Interest rate hedges outstanding at 31st December 2006 have USD fixed interest rates, which hedge USD LIBOR at 4.6% and GBP LIBOR at 4.5% (2005: USD 2.7%). The weighted average period to maturity is 15.7 months. These interest rate swaps are designated and effective as cash flow hedges and the fair value thereof has been deferred in equity.

c) **Price Risk**

The Group does not have a material exposure to commodity price risk.

11. Trade and other receivables

Current receivables and prepayments	**2006 £'000**	2005 £'000
Trade receivables	**98,018**	115,042
Less: Provision for bad debt	**(14,810)**	(17,858)
Trade receivables - net	**83,208**	97,184
Other debtors	**50,291**	50,577
Prepayments	**4,336**	5,815
Trade and other receivables	**137,835**	153,576

12. Cash & Cash equivalents

	2006 £'000	2005 ,£'000
Cash at bank and in hand	**100,981**	101,296
Short term bank deposits	**249,358**	199,102
	350,339	300,398

The effective interest rate and average maturity in respect of short-term deposits was 5.0% (2005: 3.9%). These deposits have an average maturity of 26 days (27 days in 2005).

13. Trade and other payables

	2006 £'000	2005 £'000
Insurance creditors	**285,490**	308,664
Social security and other taxes	**8,453**	7,855
Other creditors	**59,719**	52,077
Accruals and deferred income	**57,016**	49,043
Trade and other payables	**410,678**	417,639

14. Retirement benefit obligations

The Group operates a number of pension schemes throughout the world, the most significant of which are of the defined benefit type and operate on a funded basis. The two principal pension schemes are the Jardine Lloyd Thompson Pension Scheme in the UK and the JLT (USA) Employee Retirement Plan.

The pension costs for the year are comprised as follows:

		2006			2005	
	UK £'000	**Overseas £'000**	**Total £'000**	UK £'000	Overseas £'000	Total £'000
Defined benefit schemes	11,021	-	11,021	11,262	780	12,042
Defined contribution schemes	3,296	6,496	9,792	1,431	7,203	8,634
	14,317	6,496	20,813	12,693	7,983	20,676

The Jardine Lloyd Thompson Pension Scheme is based in the UK and has two sections: one providing defined benefits based primarily on Final Pensionable Salary and the other providing benefits on a defined contribution basis. The assets of the scheme are held in a trustee administered fund separate from the Company.

14. Retirement benefit obligations cont'd

With effect from 1st December 2006, the Scheme was amended to eliminate future benefit accruals. Under the Scheme as amended, a participant's normal retirement benefit will be determined based on their service and compensation prior to 1st December 2006. The average compensation and length of service will be determined as at 1st December 2006. The amendment to the plan gave rise to a curtailment gain of £31,300,000 which has been treated as an exceptional item. The Company has agreed to make additional contributions to the scheme totalling £65 million. An amount of £14 million was paid in December 2006 and a further amount of £31 million was paid in January 2007, the balance will be paid in equal instalments in 2008 and 2009.

The last formal valuation of the Jardine Lloyd Thompson Pension Scheme was undertaken at 1st July 2003. This was updated to 31st December 2006 by a qualified actuary independent from the Group. A formal valuation as at 1st April 2006 is currently being undertaken but at the date of this report has not been finalised.

The principal overseas schemes are:

a) The JLT (USA) Incentive Savings Plan which is a defined contribution scheme. Employees may contribute up to 50% of their salary up to a maximum allowed by law - $15,000 in 2005 - and the Group contributes at a rate of 100% of each 1% contributed by the employee up to a maximum employee contribution of 4%.

b) The JLT (USA) Employee Retirement Plan which is a defined benefit scheme. The latest actuarial valuation was undertaken at 31st December 2005 by independent actuaries. With effect from 31st July 2005 the Plan was amended to eliminate future benefit accruals. Under the Plan as amended, a participant's normal retirement benefit will be determined based on their service and compensation prior to 31st July 2005. The average compensation and length of service will be determined as at 31st July 2005. The amendment to the Plan gave rise to a curtailment gain of £2,069,000/US$3,765,000 (2004: £79,000/US$144,000).

The principal assumptions used in the valuations as at 31st December 2006 and prior year were as follows:

	UK Scheme		US Scheme	
	2006	**2005**	**2006**	**2005**
Rate of increase in salaries	n/a	4.20%	n/a	4.50%
Rate of increase of pensions in payment (retail prices limited to 5% per annum) (a)	3.00%	2.70%	n/a	n/a
Discount rate	5.20%	4.80%	5.75%	5.50%
Inflation rate	3.00%	2.70%	3.00%	3.00%
Revaluation rate for deferred pensioners	3.00%	2.70%	n/a	n/a
Expected return on plan assets (b)	6.80%	6.80%	8.24%	8.29%
Mortality - life expectancy at age 65 for male member: (c)				
Aged 65 at 31st December	19.8	19.8	17.6	17.6

(a) Provision has been made for alternative pension increase guarantees where appropriate.

(b) The expected return on scheme assets assumption was determined as the average of the expected returns on the assets held by the schemes on 31st December of the previous year.

(c) Mortality assumptions for the UK scheme are based on the 92 series amounts table for calendar year 2020. Plus an additional 5% loading to the liabilities (2005: nil loading). Mortality assumptions for the US scheme are based on the RP-2000 Combined Healthy Mortality table.

14. Retirement benefit obligations cont'd

	UK Scheme		US Scheme	
Defined Benefit liability	**2006 £'000**	**2005 £'000**	**2006 £'000**	**2005 £'000**
Present value of funded obligations	(473,916)	(477,145)	(26,901)	(29,979)
Fair value of plan assets	380,271	331,308	20,731	22,625
Net liability recognised in the balance sheet	**(93,645)**	**(145,837)**	**(6,170)**	**(7,354)**

	UK Scheme		US Scheme	
Reconciliation of defined benefit liability	**2006 £'000**	**2005 £'000**	**2006 £'000**	**2005 £'000**
Opening defined benefit liability	(145,837)	(115,349)	(7,354)	(5,664)
Exchange differences	-	-	858	(694)
Pension expense	19,908	(13,633)	139	1,541
Employer contributions	28,102	14,022	664	-
Total (gain)/loss recognised in SORIE	4,182	(30,877)	(477)	(2,537)
Net liability recognised in balance sheet	**(93,645)**	**(145,837)**	**(6,170)**	**(7,354)**

	UK Scheme		US Scheme	
Reconciliation of defined benefit obligation	**2006 £'000**	**2005 £'000**	**2006 £'000**	**2005 £'000**
Opening defined benefit obligation	(477,145)	(388,499)	(29,980)	(25,560)
Exchange differences	-	-	3,613	(2,970)
Service cost	(11,021)	(10,960)	-	(596)
Interest cost	(22,507)	(21,123)	(1,579)	(1,528)
Employee contributions	(2,910)	(2,942)	-	-
Loss on defined benefit obligation	(2,991)	(62,519)	(363)	(2,389)
Actual benefit payments	11,358	9,200	1,408	1,179
Settlement/Curtailment	31,300	-	-	2,069
Past service cost adjustment	-	(302)	-	(184)
Closing defined benefit obligation	**(473,916)**	**(477,145)**	**(26,901)**	**(29,979)**

	UK Scheme		US Scheme	
Reconciliation of fair value of assets	**2006 £'000**	**2005 £'000**	**2006 £'000**	**2005 £'000**
Opening value of assets	331,308	273,150	22,625	19,896
Exchange differences	-	-	(2,754)	2,276
Expected return on assets	22,136	18,752	1,718	1,780
Gain/(loss) on assets	7,173	31,642	(114)	(148)
Employer contributions	28,102	14,022	664	-
Employee contributions	2,910	2,942	-	-
Actual benefit payments	(11,358)	(9,200)	(1,408)	(1,179)
Closing value of assets	**380,271**	**331,308**	**20,731**	**22,625**

14. Retirement benefit obligations cont'd

The analysis of the fair value of the scheme assets is as follows:

	UK Scheme			US Scheme		
31st December 2006	Long term rate of return	Value £'000	Value %	Long term rate of return	Value £'000	Value %
Equities	7.90%	222,333	58%	9.50%	13,457	65%
Bonds	4.70%	102,666	27%	6.20%	4,909	24%
Other assets	6.70%	36,719	10%	8.21%	421	2%
Cash	-	18,563	5%	4.30%	1,944	9%
Total market value	**6.80%**	**380,281**	**100%**	**8.20%**	**20,731**	**100%**

	UK Scheme			US Scheme		
31st December 2005	Long term rate of return	Value £'000	Value %	Long term rate of return	Value £'000	Value %
Equities	8.00%	203,724	61%	9.80%	15,310	68%
Bonds	4.25%	94,893	29%	4.77%	5,469	24%
Other assets	6.70%	30,876	9%	8.24%	736	3%
Cash	-	1,815	1%	3.77%	1,110	5%
Total market value	6.80%	331,308	100%	8.24%	22,625	100%

Other assets include hedge funds and property. The scheme does not hold cash as a strategic investment. Cash balances at the 31st December represent working balances and, as at 31st December 2006, £18.0m cash, pending investment in corporate bonds.

	UK Scheme		US Scheme	
Reconciliation of return on assets	**2006 £'000**	**2005 £'000**	**2006 £'000**	**2005 £'000**
Expected return on assets	22,136	18,752	1,718	1,780
Gain/(loss) on assets	7,173	31,642	(114)	(148)
Actual return on assets	**29,309**	**50,394**	**1,604**	**1,632**

The amounts recognised in the consolidated income statement are as follows:

	UK Scheme		US Scheme	
	2006 £'000	**2005 £'000**	**2006 £'000**	**2005 £'000**
Service cost	(11,021)	(10,960)	-	(596)
Past service cost	-	(302)	-	(184)
Settlement/Curtailment	31,300	-	-	2,069
Total (included within salaries and associated expenses)	20,279	(11,262)	-	1,289
Interest cost	(22,507)	(21,123)	(1,579)	(1,528)
Expected return on assets	22,136	18,752	1,718	1,780
Total (included with finance costs)	(371)	(2,371)	139	252
Profit/(Loss) before taxation	**19,908**	**(13,633)**	**139**	**1,541**

14. Retirement benefit obligations cont'd

The amounts recognised in the consolidated statement of income and expense are as follows:

	UK Scheme		US Scheme	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Loss on defined benefit obligation	2,991	62,519	363	2,389
(Gain)/loss on plan assets	(7,173)	(31,642)	114	148
Total actuarial losses recognised	**(4,182)**	**30,877**	**477**	**2,537**
Cumulative actuarial losses recognised	**110,162**	**114,344**	**8,272**	**7,795**

The five year history of experience adjustments is as follows:

	UK Scheme				
	2006 £'000	2005 £'000	2004 £'000	2003 £'000	2002 £'000
Defined benefit obligation at end of year	(473,916)	(477,145)	(388,499)	(347,160)	(277,058)
Fair value of plan assets	380,271	331,308	273,150	190,197	155,894
Deficit in the scheme	**(93,645)**	**(145,837)**	**(115,349)**	**(156,963)**	**(121,164)**
Difference between the expected and actual return on plan assets					
- amount (£'000)	7,173	31,642	3,140	17,430	(44,269)
- expressed as a percentage of the plan assets	1.89%	9.55%	1.15%	9.16%	(28.40%)
Experience losses on plan liabilities					
- amount (£'000)	2,063	82	(2,364)	(28,810)	(6,357)
- expressed as a percentage of the present value of the plan liabilities	(0.44%)	(0.02%)	0.61%	8.30%	2.29%

	US Scheme				
	2006 £'000	2005 £'000	2004 £'000	2003 £'000	2002 £'000
Defined benefit obligation at end of year	(26,901)	(29,979)	(25,560)	(25,088)	(24,635)
Fair value of plan assets	20,731	22,625	19,896	20,678	20,042
Deficit in the scheme	**(6,170)**	**(7,354)**	**(5,664)**	**(4,410)**	**(4,593)**
Difference between the expected and actual return on plan assets					
- amount (£'000)	(114)	(148)	(394)	1,980	(3,090)
- expressed as a percentage of the plan assets	(0.55%)	(0.65%)	(1.98%)	9.58%	(15.42%)
Experience losses on plan liabilities					
- amount (£'000)	(1,291)	315	(165)	104	(297)
- expressed as a percentage of the present value of the plan liabilities	4.80%	(1.05%)	0.65%	(0.41%)	1.21%

The expected contributions for the year ending 31st December 2007 are as follows:

	Employee contributions £'000	Employer contributions £'000	Total £'000
Jardine Lloyd Thompson Pension Scheme			
Defined benefit sections (closed)	-	31,000	31,000
Defined contribution sections	-	8,000	8,000
JLT (USA) Employees' Retirement Plan	-	2,595	2,595
Total expected contributions	**-**	**41,595**	**41,595**

15. Provisions

	Property related provisions £'000	Pension mis-selling provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2006	**10,147**	**-**	**35,538**	**11,986**	**956**	**58,627**
Exchange adjustment	(74)	-	(85)	(495)	-	(654)
Reclassification from current assets/liabilities	(186)	-	204	-	(37)	(19)
Adjustment to gross basis	-	-	(7,839)	-	-	(7,839)
Utilised in the year	(2,410)	-	(961)	(2,811)	(207)	(6,389)
Charged to the Income Statement	1,586	-	1,533	-	-	3,119
Notional interest charge	245	-	-	(21)	24	248
Acquisitions	-	-	-	(3,900)	-	(3,900)
At 31st December 2006	**9,308**	**-**	**28,390**	**4,759**	**736**	**43,193**

	Property related provisions £'000	Pension mis-selling provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2005	12,931	98	22,728	20,010	1,263	57,030
Exchange adjustment	95	-	61	1,481	-	1,637
Reclassification from current assets/liabilities	404	-	(14)		3	393
Adjustment to gross basis	-	-	11,230	-	-	11,230
Utilised in the year	(4,810)	(98)	(3,579)	(8,753)	(334)	(17,574)
Charged to the Income Statement	1,140	-	5,112	-	-	6,252
Interest charge	387	-	-	331	24	742
Acquisitions	-	-	-	(1,083)	-	(1,083)
At 31st December 2005	10,147	-	35,538	11,986	956	58,627

	2006 £'000	2005 £'000
Analysis of total provisions:		
Non-current - to be utilised in more than one year	**7,692**	13,664
Current - to be utilised within one year	**35,501**	44,963
	43,193	58,627

Property related provisions

The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Provision is made for the future rental cost of vacant property. In calculating the provision required, account is taken of the duration of the lease and any recovery of cost achievable from subletting. Property provisions occur principally in the USA and UK and relate to a variety of lease commitments. The longest lease terms for each country are to 2014 and 2016 respectively.

Pension mis-selling provision

In previous years provision has been made in respect of claims for compensation against a Group subsidiary arising from the mis-selling of pension advice and pension products. The liability arising from this issue was satisfied during 2005.

Litigation provisions

At any point in time the Group can be involved in a variety of litigation issues. A balance sheet provision is established in respect of such issues when it is probable that the liability has been incurred and the amount of the liability can be reasonably estimated. The Group analyses its litigation exposures based on available information, including external legal consultation where appropriate, to assess its potential liability. Where appropriate the Group also provides for the cost of defending or initiating such matters.

15. Provisions cont'd

Where a litigation provision has been made it is stated gross of any third party recovery. All such recoveries are included as "other debtors" within trade and other receivables. At 31st December 2006, in connection with certain litigation matters, the Group's litigation provisions include an amount of £10.2 million (2005: £17.8 million) to reflect this gross basis and the corresponding insurance recovery has been included within trade and other receivables. This presentation has had no effect on the Consolidated Income Statement for the period ended 31st December 2006 (2005: Nil).

Deferred consideration

Provision is made in respect of additional consideration payable following the initial completion of an acquisition. The value of the deferred consideration may be revised from time to time prior to final settlement.

Acquisition integration provisions

Represent costs expected to be incurred as a result of combining and restructuring operations following an acquisition. These costs are not associated with the ongoing activities of the company.

In accordance with the requirements of IAS 37 the Group has discounted certain provisions to their present value. The discount rate applied to each provision is appropriate to the nature of the provision and the location in which the liability occurs. The interest charge, represents the unwinding of the provision discounting, and has been included as part of "Finance charges" within the Consolidated Income Statement.

16. Changes in Shareholders' Equity

For the year to 31st December 2006	Share capital £'000	Share premium £'000	Fair value & hedging reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total Shareholders' equity £'000
Balance at 1st January 2006	**10,615**	**73,370**	**433**	**6,229**	**57,978**	**148,625**
Actuarial losses recognised in post retirement benefit schemes	-	-	-	-	2,612	2,612
Fair value gains/(losses) net of tax						
- available for sale	-	-	(1,072)	-	-	(1,072)
- cashflow hedges	-	-	7,637	-	-	7,637
Currency translation differences	-	-	-	(10,299)	-	(10,299)
Net gains/(losses) recognised directly in equity	**-**	**-**	**6,565**	**(10,299)**	**2,612**	**(1,122)**
Net profit	-	-	-	-	46,166	46,166
Effect of restructuring of shareholding in associate	-	-	-	-	(553)	(553)
Total recognised income and expense for the period	**-**	**-**	**6,565**	**(10,299)**	**48,225**	**44,491**
Dividends paid	-	-	-	-	(42,548)	(42,548)
Reversal of amortisation in respect of share based payments	-	-	-	-	9,485	9,485
Issue of share capital	19	1,198	-	-	-	1,217
Balance at 31st December 2006	**10,634**	**74,568**	**6,998**	**(4,070)**	**73,140**	**161,270**

16. Changes in Shareholders' Equity - cont'd

For the year to 31st December 2005	Share capital £'000	Share premium £'000	Fair value & hedging reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total Shareholders' equity £'000
Balance at 31st December 2004	10,100	33,628	-	(6,617)	66,117	103,228
Adoption of IAS 32 and IAS 39	-	-	12,130	-	-	12,130
Balance at 1st January 2005	10,100	33,628	12,130	(6,617)	66,117	115,358
Actuarial losses recognised in post retirement benefit schemes	-	-	-	-	(23,289)	(23,288)
Fair value gains/(losses) net of tax						
- available for sale	-	-	2,202	-	-	2,202
- cashflow hedges	-	-	(13,899)	-	-	(13,899)
Currency translation differences	-	-	-	12,846	-	12,845
Net gains/(losses) recognised directly in equity	-	-	(11,697)	12,846	(23,289)	(22,140)
Net profit	-	-	-	-	50,573	50,573
Total recognised income and expense for the period	-	-	(11,697)	12,846	27,284	28,433
Dividends paid	-	-	-	-	(43,746)	(43,746)
Reversal of amortisation in respect of share based payments	-	-	-	-	8,303	8,303
Contribution to Quest	-	-	-	-	20	20
Issue of share capital	515	39,742	-	-	-	40,257
Balance at 31st December 2005	10,615	73,370	433	6,229	57,978	148,625

17. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash generated from operations	2006 £'000	2005 £'000
Cash flows from Operating activities		
Profit before taxation	**76,547**	73,806
Investment Income receivable	**(19,759)**	(15,355)
Interest payable on bank loans and finance leases	**3,290**	3,699
Fair value losses on financial instruments	**87**	1
Pension financing charge	**232**	2,119
Unwinding of provision discounting	**248**	742
Depreciation	**7,507**	8,910
Amortisation of intangible assets	**6,551**	6,508
Negative goodwill on acquisitions	**(35)**	-
Amortisation of share based payment	**7,042**	8,303
Impairment charges	**4,359**	2,751
Amortisation of Employee Benefit Trust	**954**	762
Loss on sale or closure of operations	**16,252**	-
Pension curtailment gain (2006: UK/2005: USA)	**(31,300)**	(2,069)
Profit on disposal of property, plant and equipment	**(206)**	(61)
Loss/(profit) on disposal of fixed asset investments	**4**	(134)
Share of results of associates undertakings	**(2,543)**	(2,505)
Decrease in debtors	**6,641**	2,604
Increase in creditors - excluding insurance broking balances	**5,262**	1,863
Decrease in provisions for liabilities and charges	**(3,270)**	(11,324)
Decrease in retirement benefit obligation	**(17,745)**	(1,981)
Net cash inflow from operations	**60,118**	78,639

18. Business combinations

During the year, the deferred consideration booked in respect of acquisitions completed in previous years has been revised following either the final settlement of amounts due or the revision of estimates based on performance conditions.

	Year of original transaction	Deferred consideration at 31st December 2005 £'000	Deferred consideration at 31st December 2006 £'000	Net movement during the year £'000	Other movements during the year £'000	Change in estimated deferred consideration £'000
Heath Lambert - Mexican business	2004	2,661	-	(2,661)	(267)	**(2,394)**
Heath Lambert - London, Latin American book	2004	2,476	86	(2,390)	31	**(2,421)**
Culliname Twoney	2004	797	238	(559)	(329)	**(230)**
Risk Solutions Limited - New Zealand	2005	1,404	808	(596)	(96)	**(500)**
		7,338	1,132	(6,206)	(661)	**(5,545)**

During the year the following acquisitions and additional investments in existing businesses were completed, none of which were individually significant.

	Acquisition Date	**Percentage voting rights acquired**	**Cost £'000**
Acquisition of new businesses completed during the year	Jan - Dec 06	100%	**3,016**
Additional investments in existing businesses	Jan - Dec 06	-	**1,039**
			4,055

The assets and liabilities arising from the acquisition were as follows:

	Fair value £'000	**Acquiree's carrying amount £'000**
Trade and other receivables	**244**	**244**
Cash and equivalents	**1,096**	**1,096**
Trade and other payables	**(305)**	**(305)**
Taxation	**(2)**	**(2)**
Minority interests	**173**	**173**
	1,206	**1,206**
Purchase consideration settled in cash		**2,410**
Cash and cash equivalents in subsidiary acquired		**(1,096)**
Cash outflow on acquisition		**1,314**

As at 31st December 2006, the process of reviewing the fair values of assets acquired had not been completed, consequently the fair values stated above are provisional.

18. Business combinations cont'd

Details of the net assets acquired and goodwill are as follows:

	£'000
Purchase consideration:- cash paid	2,410
Deferred consideration	1,645
Total consideration	4,055
Fair value of net assets acquired	(1,206)
	2,849
Negative goodwill credited to consolidated income statement	35
Goodwill	2,884
Impact of revisions to deferred consideration	(5,545)
Net decrease in goodwill	(2,661)

19. Business disposal

On 8th September 2006, the Group announced that it had reached agreement with Alliant Insurance Services, Inc. for the sale of its US based Property and Casualty Insurance and Employee Benefits businesses.

Net assets disposed of	£'000
Goodwill	47,545
Intangible assets	715
Property, plant and equipment	1,719
Available for sale financial assets	27
Trade and other receivables	1,919
Cash and cash equivalents	2,025
Trade and other payables	(2,350)
	51,600
Exchange losses recycled from exchange reserves	2,195
Loss on disposal	(16,252)
	37,543
Cash proceeds	52,539
Costs of disposal	(14,996)
	37,543
Disposal proceeds settled in cash	52,539
Cash and cash equivalents in subsidiary sold	(2,025)
Cash inflow on disposal	50,514

The sold operations have been treated as discontinued operations and the results of these operations for both 2006 and 2005 are shown in note 3 on page 15. The loss on disposal has been treated as an exceptional item.

20. The financial information contained in this preliminary announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The results for the year ended 31st December 2006 are unaudited and statutory accounts have not yet been delivered to the Registrar of Companies.

21. Statutory accounts for the year ended 31st December 2006 will be posted to shareholders no later than 26th March 2007 and delivered to the Registrar of Companies following the Annual General Meeting on 26th April 2007.

22. The shareholders entered in the Register of Members at 4.00pm on 30th March 2007 will be entitled to the proposed final dividend of 12.0p per share which will, subject to approval at the Annual General Meeting to be held on 26th April 2007, be payable on 27th April 2007.

23. Copies of the preliminary press release (and statutory accounts when available) may be obtained from the Secretary, Jardine Lloyd Thompson Group plc, 6 Crutched Friars, London EC3N 2PH.

END